Exhibit 1.01

TAT Technologies Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2024

This report for the year ended December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain, or likely contain, Conflict Minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as tin, tantalum, tungsten, and gold ("3TG") for the purposes of this assessment. These requirements apply to registrants whatever the likely geographic origin of the Conflict Minerals and whether or not they fund, directly or indirectly, or benefit armed conflict in the affected regions as defined per the Rule, i.e. the Democratic Republic of the Congo (“DRC”) and the adjoining countries ("Covered Countries"). As part of the company's desire to take responsibility for and concern themselves with human rights issues, we decided to review the company's supply chain according to the EU regulation's guidance as well, and within that have included conflict-affected or high-risk areas ("CAHRAs") when approaching suppliers for information.

If a registrant cannot establish with absolute certainty that the Conflict Minerals originated from sources other than the DRC and the Covered Countries, or if they are unable to determine the likely country of origin of those Conflict Minerals that are necessary to the production or functionality of their products, or if they cannot determine whether the necessary Conflict Minerals originate solely from recycled or scrap sources, the registrant must submit a Form SD that describes the Reasonable Country of Origin Inquiry ("RCOI") that was performed within the mineral supply chain. Furthermore, the registrant must also exercise due diligence on the Conflict Minerals' source and chain of custody and must annually submit a Conflict Minerals Report ("CMR") to the SEC that includes a description of those due diligence measures. TAT is a downstream company, in that the Company’s direct suppliers purchase cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which presently are limited to tin, tantalum, tungsten, and gold (collectively “3TG”) -related materials after processing by smelters or refiners (“SORs”). As a result, any information reported on smelters or refiners was gathered from information reported to us by our direct suppliers and we do not collect information on the source and chain of custody of the necessary Conflict Minerals directly from the smelters or refiners, or the facilities that process and mine 3TG.

1. Company Overview

This report has been prepared by the management of TAT Technologies Ltd. (herein referred to as “TAT” the “Company,” “we,” “us,” or “our”). The information includes the activities of all relevant subsidiaries that are required to be consolidated.

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) OEM of heat transfer solutions and aviation accessories; (ii) MRO services for heat transfer components and OEM of heat transfer solutions; (iii) MRO services for aviation components; and (iv) overhaul and coating of jet engine components.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories through its facility primarily include the design, development and manufacture of (i) a broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO and OEM of heat transfer solutions include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul through its Turbochrome facility includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

2. Products Overview

TAT is principally engaged in the following activities:

•	Design, development, manufacture and sale of a broad range of heat transfer equipment and solutions;
•	Remanufacture, overhaul and repair of heat transfer equipment;
•	Maintenance, repair and overhaul of auxiliary power units, landing gears and related components;
•	Design, development and manufacture of aviation and flow control accessories including fuel components, secondary power systems, and various instrumentation and electronic assemblies; and
•	Design, development and manufacture of environmental control and cooling systems.
•	Overhaul and coating of jet engine components

The products developed, repaired, and maintained by TAT are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems. The principal markets of TAT are in Israel, Europe and the United States.

Based on TAT's internal assessment that included a review of all company products in order to identify the products that may include the relevant minerals, the Company uses Gold, Tin, Tantalum, and Tungsten out of the relevant 3TG minerals according to the specifications of the Rule in its OEM manufacturing processes and as such the relevant materials may be included in Heat Exchangers Cores and Air Conditioners manufactured by us. TAT's other activities have been excluded from the process since these activities involve repair and maintenance services, which are excluded from the Rule's requirements.

3. Reasonable Country of Origin Inquiry (RCOI)

Based on our product analysis, TAT has concluded in good faith that during the calendar year 2024, Gold, Tin, Tantalum, and Tungsten, which are considered "Conflict Minerals" as per the Rule, can be found in our products that were manufactured or that were contracted to manufacture in 2024 and that are necessary to their production and/or functionality. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.  A list of suppliers that TAT Technologies purchased from during calendar year 2024, was issued using TAT's IT systems by the purchasing department manager.

We have examined whether Turbochrome's activities should be considered in or outside the scope of the Conflict Minerals Rule. In order to do so we have heeded the advice of our legal advisors, stipulating that Turbochrome is not considered in scope as it predominately provides maintenance and repair services.

This decision was based on the following stated exclusions to Conflict Minerals Rule:

1.
Not contracting to manufacture if the issuer tests, services, maintains, or repairs a product, (Final Rule p.22, 60), even if in the course of such activity a part containing conflict minerals is introduced into the product.

2.
If a company provides a service utilizing a product that contains conflict minerals, the service provider will not be subject to the rule. (SEC FAQ #7) (Shearman & Sterling p.5) For example, a cruise line is a service provider; a shipyard is a manufacturer.

We have examined whether Piedmont’s activities should be considered in or outside the scope of the Conflict Minerals Rule. In order to do so we have heeded the advice of our legal advisors, stipulating that Piedmont is not considered in scope as it predominately provides maintenance and repair services.

This decision was based on the following stated exclusions to Conflict Minerals Rule:

1.
"An issuer will not be considered to "contract to manufacture" a product if it does no more than take the following actions: the issuer services, maintains, or repairs a product manufactured by a third party…" (Final Rule p.21)

2.	"We note, however, that we do not consider an issuer that only services, maintains, or repairs a product containing conflict minerals to be "manufacturing" a product…" (Final Rule p.60)

3.
"However, based on comments we received, we believe an issuer should not be viewed for the purposes of the Conflict Minerals Statutory Provision as contracting to manufacture a product if its actions involve no more than: …servicing, maintaining, or repairing a product manufactured by a third party." (Final Rule p.65)

Based on the above, it is our opinion that Turbochrome and Piedmont are maintenance service providers and as such are not subject to the requirements of the Rule.

Regarding Limco, according to the information available on the supplier websites and TAT-Limco’s engineering knowledge, most metals in the company’s products do not contain conflict minerals. The materials TAT-Limco uses that do contain conflict minerals do not ship out on the final product. It is used for production processes only.

TAT Technologies employed a risk-based approach to identify in-scope suppliers for the 2024 reporting year. The company conducted an internal review of its product database using the PDM and Priority systems, with support from engineering teams, to identify products potentially containing 3TG minerals. This process identified 81 products across the company’s portfolio. These products were cross-referenced with procurement data from 2024 to identify 12 suppliers from whom such products were purchased.

All identified suppliers were categorized as electronics-related and primarily acted as distributors. Based on the nature of the supplied components and their potential to contain 3TG, 12 suppliers were determined to be in scope for further engagement. These suppliers accounted for less than 5% of TAT’s total purchasing in 2024.

As part of its reasonable country of origin inquiry and reasonable due diligence efforts, TAT Technologies distributed the Conflict Minerals Reporting Template (CMRT), version 6.4, to each of the 12 in-scope suppliers. When distributors were unable to provide sourcing information for the relevant components, TAT identified the original component manufacturers and engaged them directly to obtain the required conflict minerals information.

The methods we used in order to determine the origin of Conflict Minerals in our products included:

•	Sending letters to our direct suppliers, explaining the Rule and referring the suppliers to online training materials and instructions;
•
Soliciting survey responses from relevant suppliers of components of our products, using a recent version of the standard Conflict Minerals Reporting Template ("CMRT"), version 6.4 and above, designed by the Responsible Minerals Initiative ("RMI").

•	Reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and
•	Sending reminders to suppliers who did not respond to our requests for information.

Ten suppliers responded to TAT’s request, resulting in a 83% supplier response rate. As a result of direct manufacturer engagement, 50% of upstream manufacturers provided a completed and valid CMRT.

TAT is a downstream company, and our supply chain is complex. There are multiple tiers between our company and the relevant smelters or refiners that process, or allegedly process, the necessary Conflict Minerals. Accordingly, we rely on our direct suppliers to provide information on the origin, or likely origin, of the Conflict Minerals contained in components that are included in our products that were manufactured or contracted to manufacture in 2024, and which are necessary to their production or functionality. Using our supply chain due diligence processes, with the goal of driving accountability within the supply chain by leveraging the industry standard, i.e. the RMI's Responsible Mineral Assurance Process ("RMAP"), and continuing our outreach efforts, we hope to encourage transparency in our supply chain.

Despite having conducted a good faith reasonable country of origin inquiry, we are unable to determine the exact origin of all of the 3TG that is necessary to the production and/or functionality of our products that were manufactured or contracted to manufacture in 2024. Therefore, we have performed due diligence activities and detailed these efforts in this Conflict Minerals Report. It should be noted that there is a significant overlap between our RCOI and due diligence efforts.

4. Design of Due Diligence

Our due diligence processes and efforts have been designed and implemented according to the OECD (2016) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (“OECD Guidance”), and the related supplements for gold, tin, tantalum and tungsten ("3TG"). In accordance with the OECD Due Diligence Guidance, TAT believes that it constitutes as a "downstream" company. In accordance, we designed our due diligence measures to be in line with the recommendations of the OECD Guidance for downstream companies.

5. Due Diligence Performed

The due diligence measures we performed are presented below according to the five-step framework established by the OECD:

Step 1. Establish Strong Company Management Systems

Conflict Minerals Policy
Our policy is published on our company's website and is available to employees, suppliers and other stakeholders. As mentioned in our policy, TAT strives to only use 3TG minerals from smelters or refiners that have been audited and verified as conformant or active by the RMI's RMAP program, or equivalent programs as they become available. Our policy with respect to the sourcing of Conflict Minerals can be found at https://tat-technologies.com/conflict-minerals-policy/ https://tat-technologies.com

Internal Team
The Company continued to operate management systems for complying with the applicable rules and expectations regarding the Conflict Minerals regulation. Our management systems include the development of a Conflict Minerals Task Force led by our Chief Financial Officer and ESG Director and a team of subject matter personnel from relevant functions in the Company such as purchasing, and engineering.

Supplier Engagement
As part of our efforts to strengthen engagement with suppliers, we sent to our suppliers the CMRT, our Conflict Minerals Policy, and links to the FAQs from the U.S. Securities and Exchange Commission. In addition, suppliers that handle 3TG are expected to have their own responsible sourcing and supply chain due diligence programs for implementing their own Conflict Minerals policies and programs.

Procurement Processes
TAT maintains its standard Terms and Conditions with suitable Conflict Minerals contractual language that requires our suppliers to comply with the Rule's reporting requirements.

Maintain Records
TAT maintains a due diligence compliance process, documentation and a record maintenance mechanism to ensure that relevant documentation is retained in a structured electronic database for a period of up to five years, as recommended by the OECD Guidance.

Grievance Mechanism
TAT maintains a grievance mechanism that is published as part of our Conflict Minerals Policy, referred to above. As thereby indicated, concerns and violations of the Conflict Minerals Policy can be reported to TAT's non-executive members or its subcommittees through our official grievance channels (at: investors@tat-technologies.com).

Step 2.          Identify and Assess Risks in the Supply Chain

In order to identify risks in our supply chain, we assessed three primary risk factors:

1.	The level of communication with the supplier;
2.	The degree of significance of the supplier to the company's business;
3.	The quality of the information received from the supplier in their CMRT, i.e. level of completeness, discrepancies in information and reported smelters or refiner’s country of origin data.

We reviewed the responses that we received and followed up on what we perceived to be inconsistent, incomplete, or inaccurate responses, as well as sent reminders to relevant suppliers who did not respond to our requests for information.

We emphasized on our requirement that all suppliers must procure materials through validated smelters and/or refiners, pursuant to the RMI or other approved resources, and to then provide us a complete CMRT, version 6.4 and above, with all available information relevant to their supply chain.

We relied on suppliers' (and manufacturers’) responses to provide us with information on the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

TAT continues to encourage suppliers who source from non-compliant smelters or refiners (as per the RMAP) to move towards sourcing from compliant and active smelters or refiners within a reasonable timeframe. Our goal is not to eliminate sourcing from the DRC and the Covered Countries, but to encourage responsible sourcing from our suppliers of the necessary Conflict Minerals. Our management strategy includes: Follow-up processes (including e-mail communication and manual outreach) to escalate any identified issues associated with non-responsive suppliers or to clarify problematic responses. A review and follow up of in-scope suppliers’ responses in order to track smelters or refiners in our supply chain that provide the Company with the necessary Conflict Minerals and have not received a conformant or active designation from the RMAP or another independent third party validation program, as well as suppliers that did not supply the company with its smelters or refiners list. Furthermore, we investigated our suppliers’ supply chain, and screened the relevant publicly available documentation, in order to learn the existence of conflict minerals throughout the supply chain.

Our minerals supply chain due diligence is a dynamic process that requires ongoing risk monitoring. In order to ensure effective management of risks, we review the risk identification process occasionally and update the risk mitigation strategy accordingly.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

The Company does not have a direct relationship with 3TG smelters or refiners, nor do we perform direct audits of the entities that provide 3TG in our supply chain. However, we do rely upon industry efforts (for example, the RMI) to influence smelters or refiners to undergo an audit and to achieve certification through the RMI's RMAP program, or other relevant independent third-party audit programs.

Step 5.          Report Annually on Supply Chain Due Diligence

TAT Technologies has prepared this Conflict Minerals Report for the calendar year 2024 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

This report describes the design and implementation of TAT’s due diligence measures for tin, tantalum, tungsten, and gold (3TG) in its supply chain, including the reasonable country of origin inquiry (RCOI), supplier engagement, risk assessment, and mitigation activities.

In line with Step 5 of the OECD Guidance, this report is made publicly available on the Company’s website at:
https://tat-technologies.com.

TAT intends to update and publish this report on an annual basis, reflecting ongoing efforts to enhance supply chain transparency and responsible sourcing practices.

5. Results of Assessment

TAT Technologies sent Conflict Minerals Reporting Template (CMRT) requests to twelve Tier 1 suppliers identified as potentially in scope for the 2024 reporting period. Out of the twelve suppliers approached, ten responded, resulting in a 83% response rate.

As part of a deeper risk-based assessment, TAT identified that all of these suppliers operate as distributors and were unable to provide detailed upstream sourcing information. In response, TAT undertook a direct outreach effort to the original manufacturers of the relevant components. Through this extended diligence process, TAT obtained four CMRTs directly from the manufacturers, out of eight relevant entities supplying products potentially containing 3TG (tin, tantalum, tungsten, and gold).

Despite these extensive efforts, the information received is not sufficient to determine the complete list of countries of origin of the 3TG used in TAT’s products, or to conclusively identify all processing facilities.

TAT remains committed to transparency and continuous improvement in its conflict minerals due diligence efforts and will continue engaging with suppliers and manufacturers to enhance the quality and completeness of information in future reporting cycles.

6. Continuous Improvement Efforts to Mitigate Risk

TAT will continue working with its global supply chain to ensure responsible sourcing and compliance with international regulations. As part of its ongoing due diligence program, the Company is committed to taking all reasonable measures to mitigate the risk that the necessary Conflict Minerals in its products could directly or indirectly fund or benefit armed groups in the Democratic Republic of the Congo (DRC) or adjoining countries.

TAT continues to implement risk management measures and follow-up processes for non-responsive suppliers and for suppliers sourcing from smelters or refiners not validated by independent third-party audit programs, such as the Responsible Minerals Assurance Process (RMAP) of the Responsible Minerals Initiative (RMI). We actively validate supplier responses using information from recognized conflict-free smelter validation programs and emphasize the importance of transparent and accurate disclosures.

To strengthen its program, TAT:

•	Ensures that all new or renewed supplier contracts include Conflict Minerals flow-down clauses requiring compliance with due diligence expectations;
•	Sends annual CMRT survey requests to relevant suppliers to help institutionalize this process within their organizations;
•	Sends follow-up letters to suppliers who do not respond or who source 3TG from high-risk or non-conformant smelters;
•	Continues direct outreach to upstream manufacturers when Tier 1 suppliers are unable to provide complete data;
•	Strengthens supplier engagement and communication to improve response rates and encourage full participation in the program.

These actions reflect TAT Technologies' commitment to continuous improvement and supply chain transparency in support of ethical and conflict-free sourcing.

Safe Harbor for Forward-Looking Statements

This report contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.